Brad Skinner, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 14, 2006

Dear Mr. Skinner;

Thank you for your comments on our recent filings for Sitestar Corporation, File No. 000-27763. I appreciate your input and guidance in our continuing efforts to maintain full compliance with disclosures and in providing insight for our readers to make informed considerations of Sitestar Corporation.

Keyed responses and amendments to your comments are as follows:

Form 10-KSB for the year ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 12

1.
We note that Reg. § 229.10(e)(1)(ii)(A) does permit “the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA)”. In addition, we did provide an explanation below the amounts presented as EBITDA. We do agree, however, that the place in the report where these amounts are presented may have given the amounts more prominence than the GAAP amounts of net income presented directly above it. We will move the EBITDA amounts to a less prominent position in the 10KSB/A.

	2005	2004
EBITDA for the year ended December 31,	$1,419,317	$773,648
Interest expense	(209,056)	(233,597)
Taxes	( -)	( -)
Depreciation	(104,819)	(84,583)
Amortization	(465,328)	(372,548)
Net income for the year ended December 31,	$640,114	$82,920

The 10KSB/A has been modified to reflect this.

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com

Liquidity and Capital Resources, page 14

2.
Sitestar Corporation should not have the need to raise any additional material funds for operating expenses; however, as stated elsewhere in this filing, growth in revenues is expected to be derived from acquisitions of customers and financing is one of the tools to accomplish this growth. Acquisitions of additional customers in the past few years have been accomplished primarily with seller financing, and it is my belief that this is a repeatable method of financing for similar acquisitions in the near future. The 10KSB/A has been modified to reflect this.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

3.
Sitestar Corporation engaged Bagell, Josephs, Levine & Company, L.L.C. based on the fact that they are a member in the AICPA Center for Public Company Audit Firms (formerly the SEC Practice Section) and their experience in the ISP industry. They came highly recommended by a fellow executive in California.

4.
Reg. § 210.2-01(a) of Regulation S-X requires that in order to practice before the commission, an auditor must be in good standing and entitled to practice in the state of the auditor’s residence or principal office. Bagell, Josephs, Levine and Co., LLC, is a licensed firm in good standing in their home state of New Jersey. (Gibbsboro, NJ, is the only office of Bagell, Josephs.) Bagell, Josephs is also a registered accounting firm with the PCAOB. Lastly, as a licensed CPA firm with a principal place of business in a state other than Virginia (NJ), Bagell, Josephs may practice in Virginia under 18 VAC 5-21-40 of the Virginia Board of Accountancy Regulations.

Notes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies, page 24

Inventory

5.
The retail operations of Sitestar Corporation, Computers by Design, has changed the focus of generating revenue from building new equipment to providing professional services and repairing and maintaining customers’ systems. This shift in direction, precipitated by eroding profit margins resulting from intense competition, has slowed inventory turns of hardware used in building equipment for resale. While inventory maintains a marketable value, it is integrated into sales at a reduced rate as repairs to equipment as opposed to becoming a component in a constructed system. Consumers will reasonably continue to use the technology level of equipment represented by our inventory, and therefore, will continue for the near future to be required components in the repair and maintenance of their systems. It is for these reasons that inventory was reclassified from current assets to other assets held for resale to more properly reflect its use. The 10KSB/A has been modified to reflect this.

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com

Controls and Procedures, 38

6.
The evaluation of the effectiveness of controls and procedures as required by Rule 13a-15(b) of the Exchange Act and Item 307 of regulation S-B was inadvertently disclosed as having been performed within in the 90 days preceding the filing of the report and should have been disclosed, as having been performed as of the end of the period covered by the report, December 31, 2005. The 10KSB/A has been modified to reflect this.

7.
As required by Item 308(c) of regulation S-B, the disclosure that there were no significant changes to internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation should have been disclosed that there were no significant changes to internal controls that occurred during the last fiscal quarter ending December 31, 2005 that materially affected, or would be reasonably likely to materially affect internal controls over financial reporting. The 10KSB/A has been modified to reflect this.

Exhibits and Reports on Form 8-K, page 40

8.	The certifications of the Chief Executive Officer and Chief Financial Officers referred to in the exhibits were inadvertently omitted. The 10KSB/A has been modified to include this.

Form 8-K filed September 22, 2005

9.
As reported in the 8-K filed September 22, 2005, the agreement with Idacomm was to purchase certain assets of Idacomm, not a business combination. The guidance of EITF 98-3 specifically states that a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. For the transferred set of assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. Sitestar determined that this transaction did not constitute the acquisition of a business. Since Reg. § 228.310(c) and (d) of Regulation S-B speak to a business acquired or to be acquired, such information as required by Reg. § 210.11-01(a) of Regulation S-X was determined not required to be reported by Sitestar.

Form 8-K/A filed March 22, 2006

10.
The allocation of the purchase price of Netrover, Inc., is subject to refinement. The Netrover purchase was consummated on January 6, 2006, with an effective date of January 1, 2006. Sitestar will reconsider its purchase price allocation in accordance with SFAS 141 and EITF 02-17 and report said allocation in its quarterly report 10-QSB for the quarter ended March 31, 2006, which will be the first report by Sitestar that includes the Netrover, Inc., business activity.

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com

11.
Sitestar did consider the deferred revenue of Netrover in recording its acquisition. Such deferred revenue is considered a legal performance obligation, such liability is recognized separately on the balance sheet and no exclusivity arrangement exists. The presentation of deferred revenue reported by Sitestar appears appropriate and in accordance with EITF 01-03.

Sincerely,

/s/ Daniel A. Judd
Daniel A. Judd
Chief Financial Officer

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com